

January 27, 2012

Via e-mail
Mr. Steven S. Fishman
Chief Executive Officer
Big Lots, Inc.
300 Phillipi Road
P.O. Box 28512
Columbus, Ohio 43228-5311

> **Re:** **Big Lots, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 30, 2011**
> **File No. 001-08897**

Dear Mr. Fishman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 14

1. Please tell us the basis for your statement under the heading Legal Proceedings on page 14 that "[n]o response is required under Item 103 of Regulation S-K." In this regard, we note that the legal proceedings described in the second, fourth, fifth and sixth paragraphs under Note 10 beginning on page 69 all include the statement that the ultimate resolution of the matter "could have a material adverse effect on [your] financial condition, results of operations, and liquidity."

Item 8. Financial Statements and Supplementary Data, page 40

Financial Statements, page 40

Consolidated Statements of Cash Flows, page 45

2. We note that you have recorded an excess tax benefit from share-based awards as a cash inflow from financing activities in each period presented. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to ASC 230-10-45-17c and ASC 718-20-55-24.

Note 1 – Summary of Significant Accounting Policies, page 46

Revenue Recognition, page 50

3. We note the 400% increase to the number of members in your Buzz Club Rewards program. Given this significant member increase, please tell us more about the coupons earned during the year by members after making the required qualifying purchases. Please also tell us the total value of coupons earned and redeemed by members to date and what impact this has had on your financial statements.

Note 6 – Shareholders' Equity, page 56

Share Repurchase Program, page 56

4. We note your disclosure within Note 6 and also in Management's Discussion and Analysis that your total share repurchases under the 2010 Repurchase Program were 10.5 million shares for $342.2 million. Please reconcile this with the amounts presented in your Statements of Shareholders' Equity and Statements of Cash Flows for fiscal year 2010.

Note 10 – Commitments, Contingencies and Legal Proceedings, page 69

5. We note your assertion related to the Gromek, Seals, Caron, and Sample matters that "[you] cannot make a determination as to the probability of a loss contingency resulting from [the respective] lawsuit or the estimated range of possible loss, if any…however, the ultimate resolution of [the respective] matter could have a material adverse effect on [your] financial condition, results of operations, and liquidity." In light of your assertion that you cannot make a determination as to the probability of a loss or estimate the range of possible loss, please clarify in your response how you have concluded that the matters could have a material adverse effect. Please provide disclosure in future filings of the reasonably possible loss or range of loss when you conclude that a matter could have a material adverse effect on your financial condition, results of operations, and liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jason Niethamer   for

Jennifer Thompson
Accounting Branch Chief